UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CAPRIUS, INC.
                                ----------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    14066K107
                                 --------------
                                 (CUSIP Number)

                                 Jonathan Joels
                                c/o Caprius, Inc.
                                One Parker Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 592-8838

           ----------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 APRIL 27, 2000
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 14066K107
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     JONATHAN JOELS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED KINGDOM

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               7    SOLE VOTING POWER

  NUMBER OF              3,383,239 shares (includes options and warrants for
                         233,750 shares)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         -0- shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              3,383,239 shares (includes options and warrants for
                         233,750 shares)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0- shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,383,239 shares (includes options and warrants for 233,750 shares)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.2%

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14   TYPE OF REPORTING PERSON*

          IN

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


ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at One Parker Plaza, Fort Lee, New Jersey 07024.

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 1 amends the initial Schedule 13D, dated July 8, 1999 (the "Statement"), filed by Jonathan Joels with respect to his ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressed indicated below, the information provided in the Statement remains in effect.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is amended to add the following:

               In March 2000, Mr. Joels loaned $25,000 to the Company. For every $1.00 in principal amount loaned, the Company granted the person making the loan warrants to purchase .55 shares of Common Stock at an exercise price of $1.00 per share and exercisable for five years. As a result of his loans, Mr. Joels was granted warrants to purchase 13,750 shares of Common Stock.

               As of April 27, 2000, Mr. Joels acquired 20,000 Units (the "Units"), which consisted of 60,000 shares of Common Stock, 80,000 Series A Warrants and 40,000 Series B Warrants for $60,000 as part of a Unit Placement by the Company. The purchase price was paid by a reduction in the accrued compensation of the Company to Mr. Joels. Each Series A Warrant gives the holder the right to purchase one share of the Company's Common Stock at a price of $.50 per share and is exercisable for five years. Each Series B Warrant gives the holder the right to purchase one share of Common Stock at a price of $.75 per share and is exercisable for five years.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is amended to add the following:

               Mr. Joels acquired the Units as part of the Company's Unit Placement of 650,000 Units to increase his equity position in the Company and to reduce the Company's indebtedness.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Joels beneficially owns 3,383,239 shares (the "Shares") of Common Stock, consisting of (i) 2,189,489 shares owned directly, (ii) 960,000 shares as trustee for the benefit of his three children (iii) 133,750 shares subject to warrants with exercise prices ranging from $.75 per share to $1.00 per share expiring from March 2005 to April 2005 and (vi) options for 100,000 shares at an exercise price of $.15 per share expiring in October 2009. The Shares represent approximately 21.2% of the issued and outstanding shares of Common Stock of the Company, based upon 15,700,517 shares issued and outstanding as of April 27, 2000 (as reported in the Company's Form 10-Q for the fiscal quarter ended March 31, 2000).

               (b) Mr. Joels possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Shares.

               (c)  See Item 3 of this Report.

               (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is amended to read as follows:

               While Mr. Joels and Mr. Aaron were previously 50% owners of Opus Diagnostics, Inc., which was acquired by the Company in June 1999, and are also currently stockholders, executive officers and directors of the Company, and also are brothers-in-law, Mr. Joels and Mr. Aaron file separate Schedules 13D, and disclaim that they are, or should file as, a "group," as such term is deemed in Rule 13d-1 under the Exchange Act. There is no contract, agreement,


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


understanding or other relationship between Mr. Joels and Mr. Aaron or between either of them and any other stockholder with respect to the securities of the Company, except that as part of the Unit Placement, purchasers in the Unit Placement other than Messrs. Joels and Aaron were given the right to designate two nominees (the "Designees") for management's slate of directors at stockholders meetings, and Messrs. Joels and Aaron agreed to vote all of their respective Shares, which they beneficially own as of the applicable record date, for the Designees at each meeting of stockholders (or consent in lieu of a meeting) with respect to the election of directors held at any time prior to March 27, 2003, and such purchasers reciprocally agreed to vote all of their shares for the Messrs. Joels and Aaron.


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


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.





                                             /s/ Jonathan Joels
                                        ---------------------------
                                             JONATHAN JOELS

Dated:  May 16, 2000


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